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SECURITIE 04004516 SSION

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 27425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atalanta/Sosnoff Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York	New York	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Kelly (212) 867-5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

RECEIVED FEB 27 2004 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Kevin Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atalanta/Sosnoff Management Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHENIE DIMASE
Notary Public - State of New York
No. 01DI6027327
Qualified in DUTCHESS County
My Commission Expires July 06, 2007

K Kelly
Signature

CEO, President
Title

Stephenie DiMase 2/26/04
Notary Public

STEPHENIE DIMASE
Notary Public - State of New York
No. 01DI6027327
Qualified in DUTCHESS County
My Commission Expires July 06, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Atalanta/Sosnoff Management Corporation

We have audited the accompanying statement of financial condition of Atalanta/Sosnoff Management Corporation as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atalanta/Sosnoff Management Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 2, 2004

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalents	$	3,140,724
Due from broker		27,845
Advisory fees receivable		232,397
Income tax receivable		307,638
Prepaid expenses		15,647
Due from related parties		5,728,767
	$	9,453,018
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and other liabilities	$	38,001
Accrued compensation payable		52,038
Total liabilities		90,039
Stockholder's equity		
Common stock, par value $.01 per share, authorized 1,000 shares, issued and outstanding 150 shares		2
Class A common stock, par value $.01 per share; authorized 1,000 shares; issued and outstanding, none		
Additional paid-in capital		871,864
Retained earnings		8,491,113
Total stockholder's equity		9,362,979
	$	9,453,018

See accompanying notes to financial statements.

1. Nature of operations

Atalanta/Sosnoff Management Corporation (the "Company") is a wholly owned subsidiary of Atalanta/Sosnoff Capital Corporation (Delaware) (the "Parent") which, in turn, is wholly owned by Atalanta/Sosnoff Capital Corporation ("Capital"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and is registered as an investment advisor under the Investment Advisers Act of 1940. The Company provides discretionary investment advisory services, brokerage and other related services to retail customers (see Note 8).

2. Summary of significant accounting policies

Advisory Fees and Commissions

Advisory fees are primarily earned based on a percentage of assets under management, are computed and due at specified intervals, generally quarterly and recorded when earned. Commissions revenue and related clearing and execution costs are recorded on the settlement date which is not materially different from the trade date as of December 31, 2003.

Securities Owned, at Market Value

Securities transactions, including related revenues and expenses, are recorded on the trade date and securities owned are carried at market value. Securities listed on a securities exchange for which market quotations are available were valued at the last quoted sales price as of the last business day. Investments in mutual funds are valued based upon the net asset value of the shares held as reported by the fund. In December 2003 the Company transferred its investment in mutual fund to its parent as a dividend (see Note 3).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange Membership

Exchange memberships are recorded at cost, or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The Company sold its exchange membership during 2003 and realized a gain on the sale of $73,000, which is included in the statement of operations.

3. Related party transactions

Mutual Funds

The Company acts as distributor and the Parent acts as investment advisor to the Atalanta/Sosnoff Fund ("ASF") and the Atalanta/Sosnoff Value Fund ("ASV") (collectively the "Funds"). The Company has agreed to reimburse each Fund's expenses to the extent necessary to limit each Fund's total operating expenses to 1.5% per annum (as defined) until at least October 1, 2006. In February 2004, the Company has agreed to further lower the limit for each Fund's operating expenses to 1.2% per annum, through October 1, 2005. Included in general and administrative expenses are approximately $141,000 of the Fund's operating expenses which were reimbursed by the Company during 2003.

In December 2003 the Company transferred its investment in ASF, at market value to its Parent and recorded this transaction as a dividend for the year ended December 31, 2003. The total market value of the investment at the date of the dividend was approximately $12,323,000. In addition, the Company transferred the related deferred tax liability of approximately $345,000 on the unrealized gain on this investment (see Note 5).

Commission Revenues

The Company derives a portion of its commissions from customers who are clients of the Parent. Total commissions earned from such transactions in 2003 amounted to approximately $6,000.

General and Administrative Expenses

Capital allocates rent to the Company, which amounted to approximately $290,000 for the year ended December 31, 2003.

Due from Related Parties

The Company has advanced approximately $5,729,000 to its Parent and Capital as of December 31, 2003. The advance earns interest at the brokers call rate (3.75% at December 31, 2003) and is due on demand. The Company recorded approximately $295,000 in interest income as the result of these advances for the year ended December 31, 2003 (see Note 8).

4. Gain on sale of exchange membership and rental income

The Company sold its investment in a seat on the Chicago Board of Options Exchange, Inc. in December 2003 for $265,000. Prior to the sale, the Company leased the seat to an unaffiliated third party. Pursuant to the lease agreement, the Company recorded approximately $13,000 as rental income for the year ended December 31, 2003.

5. Income taxes

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company files a consolidated federal income tax return with Capital and combined New York State and New York City income tax returns with Capital. Income taxes for financial statement purposes are calculated on a separate company basis. The provision for income taxes consists of the following:

Current tax expense		
Federal income taxes	$	641,000
State and local income taxes		335,000
	$	976,000
Deferred tax expense		
Federal income taxes	$	645,000
State and local income taxes		347,000
	$	992,000

Deferred tax expense is a result of the unrealized gain on its investment in ASF earned by the Company in 2003 (see Note 3).

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $3,079,000, which was approximately $2,829,000 in excess of its required net capital of $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Subsequent event

Effective January 1, 2004 the Company was merged into Atalanta Sosnoff Management, LLC a limited liability company formed on December 4, 2003. The transaction will be accounted for in a manner similar to a pooling of interests whereby the assets and liabilities of the Company will be transferred to the LLC at historical amounts. The Company filed an amendment to Form ADV to disclose this transaction. An amendment to Form BD will be filed with the NASD to amend the membership agreement to reflect the change in corporate structure. Pursuant to the Company's and its related party's restructuring, the Company has recorded the amount due from related parties ($5.7 million at December 31, 2003) as a dividend effective January 1, 2004. As a result, the assets of the Company at January 1, 2004 will be approximately $3.6 million and there will be no effect to the Company's net capital as a result of this transaction.